07026315

BAE Systems agrees to the sale of its Inertial Products business

SUPPL

20 August 2007

Further to the announcement on 24 April 2007, BAE Systems today announces the completion of the sale of its Inertial Products business to investment affiliates of J .F. Lehman & Company, the US private equity firm, for a cash consideration of $140m, subject to adjustment according to the level of working capital and net debt or net cash in the business at closing.

The business is comprised of BAE Systems Inertial Products Inc., based in Cheshire, Connecticut, Heath, Ohio, Wayne, New Jersey and BAE Systems inertial products business in Plymouth, UK (including its 50% shareholding in Silicon Sensing Systems Limited).

Inertial Products supplies military and commercial customers with inertial sensors and measurement units for the control, navigation and guidance of air and ground vehicles, precision weapons systems, missiles and aerial targets as well as digital terrain systems for aircraft. The business employs approximately 810 people.

Issued by
BAE Systems plc
London

8/29

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